May 15, 2017

Via EDGAR and E-mail

Mara L. Ransom,

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Mail Stop 3561

100 F Street

Washington, D.C. 20549-0510

Re:	Responses to Comments on the Preliminary Proxy Statement on
Schedule 14A filed by Unified Grocers, Inc. on April 27, 2017
(File No. 000-10815)

Dear Ms. Ransom:

On behalf of Unified Grocers, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated May 12, 2017 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 27, 2017 (the “Original Proxy”). For the convenience of the Staff, the comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy”), which includes the amendments described herein. Page numbers and other similar references used in the Staff’s comments below refer to the Original Proxy; page numbers and other similar references used in the Company’s responses refer to the First Amended Proxy unless otherwise noted.

Representations and Warranties, page 66

1.	We note your disclosure that “You should not rely on the representations, warranties, covenants or any description thereof as actual characterizations of the actual state of facts or condition of Unified, SVU, or any of their respective subsidiaries or affiliates.” We also note your disclosure on page 66 (and similar disclosure on page 63) that “information concerning the subject matter of the representations and warranties may change after the date of the merger agreement,” and that “subsequent information may or may not be fully reflected in public disclosures.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

The Company acknowledges that notwithstanding the inclusion of the general disclaimer described above, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. The Company has included disclosure on page 63 and page 66 acknowledging that if specific material facts arise that contradict the representations, warranties or covenants in the merger agreement, then the Company has disclosed or will disclose those material facts in the public filings that it makes with the SEC. The Company has also deleted the statement that “[shareholders] should not rely on the representations, warranties, covenants or any description thereof as actual characterizations of the actual state of facts or condition of Unified, SVU, or any of their respective subsidiaries or affiliates” to remove any potential implication that such information does not constitute public disclosure under the federal securities laws.

Mara L. Ransom,
May 15, 2017	- 2 -

Where You Can Find More Information, page 92

2.	We note you have incorporated by reference your periodic and current reports. Please explain why you believe you are eligible to incorporate by reference. Refer to Schedule 14A. If you are relying on Item 14(e) of Schedule 14A, we note that it does not appear that you meet the requirements set forth in General Instruction B.1.a. of Form S-4, in part because you have not timely filed all of your periodic reports in the past twelve months. If you determine that you are not eligible to incorporate by reference, please revise this section accordingly, and review the proxy statement for compliance with all applicable disclosure requirements.

The Company has revised the disclosure on page 92 and in the applicable cross references such that the Company’s periodic and current reports are no longer incorporated by reference. The revised disclosure indicates where shareholders can obtain additional information, including by directing shareholders to the Company’s public filings with the SEC and undertaking to deliver copies of such documents upon the request of a shareholder, notwithstanding that such documents are no longer incorporated by reference. In light of the disclosures in the rest of the proxy statement, including under the heading “Opinion of Moelis & Company LLC” beginning on page 42, and Instruction 2 to Item 14 of Schedule 14A, the Company respectfully submits that the proxy statement does not need to incorporate the Company’s periodic and current reports to be in compliance with all applicable disclosure requirements.

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Please contact me at (310) 712-6630, via fax at (310) 712-8800 or via e-mail at resslera@sullcrom.com if you have any comments or questions about this letter or the First Amended Proxy.

Sincerely,

/s/ Alison S. Ressler
Alison S. Ressler

cc:	Robert M. Ling, Jr.
Unified Grocers, Inc.
5200 Sheila Street
Commerce, California 90040

Mary M. Kasper, General Counsel Unified Grocers, Inc. 5200 Sheila Street Commerce, California 90040